Exhibit 99.1

HEBRON TECHNOLOGY CO., LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 30,	December 31,
	2018	2017
ASSETS

CURRENT ASSETS:
Cash	$884,436	$3,220,781
Restricted cash	1,475,918	55,322
Contracts receivable, net	20,995,991	16,904,972
Accounts receivable, net	723,124	1,419,305
Notes receivable	-	689,171
Retainage receivables, net	2,972,461	2,564,404
Inventories	5,424,902	1,582,501
Prepayments and advances to suppliers, net	9,755,071	11,904,107
Other receivables, net	229,898	240,284

TOTAL CURRENT ASSETS	42,461,801	38,580,847

Long-term investment	2,885,556	-
Property and equipment at cost, net of accumulated depreciation	14,009,154	14,588,262
Land use right, net of accumulated amortization	1,039,608	1,086,148
Deferred tax assets	454,591	46,101
Prepayment on property and equipment	-	247,324
TOTAL ASSETS	$60,850,710	$54,548,682

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$706,970	$457,940
Accounts payable	5,191,560	1,332,106
Accrued expenses and other current liabilities	1,609,040	1,327,513

Other loan payable-current	-	179,182
Advances from customers	3,723,943	2,825,215
Taxes payable	7,574,611	7,067,593
TOTAL CURRENT LIABILITIES	18,806,124	13,189,549

Other loan payable - long term	176,139	411,683
Long-term loans	404,693	414,912
TOTAL LIABILITIES	19,386,956	14,016,144

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value, 50,000,000 shares authorized, 16,269,577 and 14,695,347 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	16,269	14,695
Additional paid-in capital	13,270,947	10,237,965
Retained earnings	28,308,385	29,877,491
Accumulated other comprehensive gain (loss)	(131,847)	402,387
TOTAL SHAREHOLDERS' EQUITY	41,463,754	40,532,538

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$60,850,710	$54,548,682

HEBRON TECHNOLOGY CO., LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	For the Six Months Ended June 30,
	2018	2017
REVENUE
Installation service	$7,580,749	$6,352,092
Fluid equipment sales	2,754,317	1,391,348
	10,335,166	7,743,440
COST OF REVENUE
Cost of product and services	6,655,247	4,769,712
Business and sales related taxes	124,575	103,923

GROSS PROFIT	3,555,244	2,869,805

OPERATING EXPENSES
General and administrative expenses	4,396,710	1,469,722
Selling expenses	281,169	749,522
Research and development expenses	-	485,335
Total operating expenses	4,677,879	2,704,579

INCOME (LOSS) FROM OPERATIONS	(1,122,635)	165,226

OTHER INCOME (EXPENSE)
Other income, net	1,736	2,256
Interest expense	(56,314)	(23,518)
Total other expense, net	(54,578)	(21,262)

INCOME (LOSS) BEFORE INCOME TAXES	(1,177,213)	143,964

PROVISION FOR INCOME TAXES	391,892	487,298

NET LOSS	$(1,569,105)	$(343,334)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(534,234)	800,457

COMPREHENSIVE INCOME (LOSS)	$(2,103,339)	$457,123

Basic and diluted loss per common share
Basic and diluted	$(0.10)	$(0.02)

Weighted average number of shares outstanding
Basic and diluted	15,427,622	14,695,347